

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2019

Randoll Sze
Chief Financial Officer
Athenex, Inc.
1001 Main Street, Suite 600
Buffalo, NY 14203

> **Re: Athenex, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 11, 2019**
> **File No. 001-38112**

Dear Mr. Sze :

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business
Overview - Orascovery platform, page 2

1. Your disclosure on page 3 states that in a Phase 2 clinical trial of Oraxol conducted in Taiwan, drug-related serious adverse events consisting of grade 4 neutropenia were observed in three patients and all recovered completely. It appears, however, based on your disclosure on page 76 that numerous other serious adverse events have been observed for Oraxol as well as your three other product candidates. Please revise your future filings to disclose the frequency with which each type of serious adverse event occurred for each of your product candidates.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
18. Revenue Recognition, page F-25

2.   Your disclosure on page F-26 related to your Oncology Innovation Platform indicates that license revenue is recorded at a point-in-time given your determination that delivery of the intellectual property to the licensee is a distinct performance obligation. You also disclose that you record the associated milestone payment portions of transaction prices as revenue at a point-in-time. Please address the following as it specifically relates to your License and Development Agreement with Almirall, S.A:

- Identify for us the promised goods and/or services under the agreement;
- Explain to us how you considered the development services you are required to perform in determining that the license was a distinct performance obligation;
- Quantify for us the total transaction price, how you determined it, and the amounts allocated to the various performance obligations;
- Tell us the method (ASC 606-10-32-8) you use to estimate variable consideration for reaching development and regulatory milestone events and the nature, amount and trigger for each constrained milestone; and
- Provide us your accounting analysis supporting your accounting policy of recognizing milestones at a point-in-time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tabatha McCullom at 202-551-3658 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance